NOTICE OF EXEMPT SOLICITATION

NAME OF REGISTRANT: Goldman Sachs

NAME OF PERSON RELYING ON EXEMPTION: Presbyterian Church, U.S.A.

ADDRESS OF PERSON RELYING ON EXEMPTION: 100 Witherspoon St., Louisville, KY, 40202

Written materials are submitted pursuant to Rule 14(a)-6(g)(1) promulgated under the Securities and Exchange Act of 1934.

Item 9. Shareholder Proposal Regarding GSAM Proxy Voting Review

We are not seeking authority to vote your proxy and no proxy cards will be accepted.

Vote your proxies according to the instructions in Goldman’s proxy statement.

RESOLVED CLAUSE

Shareowners request that the Board of Directors initiate a review of both Goldman Sachs Asset Management’s 2023 proxy voting record and proxy voting policies related to diversity and climate change, prepared at reasonable cost, omitting proprietary information.

Proponents suggest the review include the following among other topics:

●	Any misalignment of the company’s policy and voting record with the goals of the Paris Agreement, industry initiatives of which Goldman Sachs is part and its own stated policies.
●	A comparison with the voting record of other major investment firms and mutual funds
●	Recommendations for strengthening voting guidelines on climate-related issues.

RATIONALE FOR SUPPORT

1.	Goldman Sachs has acknowledged the long-term risk posed by climate change through its commitment to reach Net Zero emissions by 2050[1]; strong and supportive proxy voting is needed to reach this goal and to mitigate the risk of climate change.
2.	In 2023, Goldman’s proxy voting support for shareholder resolutions highlighting climate risk dramatically declined, and it lags behind other asset managers.
3.	In 2023, Goldman’s proxy voting support for shareholder resolutions highlighting diversity, equity and inclusion (DEI) issues also dramatically declined and it lags behind other asset managers.
4.	This misalignment between Goldman’s understanding of risk and its proxy voting record has and is likely to continue to invite regulatory and investor scrutiny.
5.	Failing to take action that could mitigate climate impacts is not in the best interests of diversified investors.

DISCUSSION

1.	Goldman Sachs has acknowledged the long-term risk posed by climate change through its commitment to reach Net Zero emissions by 2050; strong and supportive proxy voting is needed to reach this goal and to mitigate the risk of climate change.

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1 https://www.goldmansachs.com/tcfd-report-2021/index.html

Goldman Sachs has set 2030 greenhouse gas emissions reduction targets2 for its highest emitting portfolio sectors, including oil and gas, power, and auto manufacturing. The firm is a member of the Net-Zero Banking Alliance3, whose signatories have committed to aligning their lending and investment portfolios with the Paris Agreement’s net zero by 2050 goal. Membership signals a clear willingness to meet global climate commitment and proxy voting is an essential avenue for achieving that.

2.	In 2023, Goldman’s proxy voting support for shareholder resolutions highlighting climate risk dramatically declined, and it lags behind other asset managers.

Morningstar’s report, Voting on ESG: Ever-Widening Differences4, found that Goldman Sach’s reduction in support for key ESG resolutions —defined as those that achieved at least 40% support from independent shareholders--in 2023 is among the steepest declines among the 35 managers examined in this study. Morningstar found that Goldman’s support for environmental key resolutions nearly halved year on year.

This trend is corroborated by ShareAction which reports that Goldman Sachs Asset Management (“GSAM”) ranked 67th out of 69 asset managers on their proxy voting record in 2023 as the firm supported only 7% of environmental resolutions in 20235 vs 56% supported in 20226. This dramatic drop in support raises investor concerns and merits a review. It is important to note that the Proposal would not require GSAM to vote in any particular way; rather, it requests a high-level review to identify misalignments and determine what, if any, steps to take in response.

3.	In 2023, Goldman’s proxy voting support for shareholder resolutions highlighting DEI issues also dramatically declined, and it lags behind other asset managers.

Despite the firm’s commitment to making progress toward racial equity7, its proxy voting record on the issues is lagging. Georgeson reports8 that Goldman Sachs only supported three of the 50 (6%) diversity, equity and inclusion (DEI) related proposals on proxy in 2023 and cast a split vote on another three. Furthermore, Majority Action’s report Equity in the Boardroom, 20239 states that while most asset managers’ proxy voting policies are silent on the subject of racial equity audits, GSAM has specific language on this issue in its proxy voting guidelines, which say it will vote on a case-by-case basis on racial equity audit proposals. Despite this, GSAM supported none of the 14 such proposals on proxy at S&P 500 companies in 2023.

GSAM’s proxy voting record on social issues lags behind other asset managers. ShareAction’s assessment of the proxy voting record of asset managers in 202310 found that only 1 asset manager (Dimensional) out of 69 managers examined, supported fewer social resolutions than Goldman. Furthermore Georgeson11 reports that Dimensional and Goldman had the lowest support for DEI related proposals on proxy among the 10 asset managers examined.

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2 https://www.reuters.com/markets/europe/goldman-sachs-sets-2030-carbon-emissions-reduction-targets-2021-12-16/

3 https://www.unepfi.org/net-zero-banking/

4 https://assets.contentstack.io/v3/assets/blt4eb669caa7dc65b2/blt12154f70e591f33c/659f044c1f2d0ffa66ad063c/proxy-voting-insights-manager-voting-records-jan2024-FINAL_(002)_(1).pdf

5 https://cdn2.assets-servd.host/shareaction-api/production/resources/reports/Voting-Matters-2023.pdf

6 https://shareaction.org/reports/voting-matters-2022/ranking-asset-managers-voting-performance

7 https://www.goldmansachs.com/our-commitments/diversity-and-inclusion/racial-equity/

8 https://images.info.computershare.com/Web/CMPTSHR1/%7B9b5341b8-0002-40c9-90e6-22cd4c0f6e19%7D_2023-US-Investor-Voting-Report.pdf

9 https://static1.squarespace.com/static/5d4df99c531b6d0001b48264/t/65e67bccde60d43fcb78ee48/1709603940358/MA_EITB_FULLREPORT_2023PROXYSEASON

10 https://cdn2.assets-servd.host/shareaction-api/production/resources/reports/Voting-Matters-2023.pdf

11 https://images.info.computershare.com/Web/CMPTSHR1/%7B9b5341b8-0002-40c9-90e6-22cd4c0f6e19%7D_2023-US-Investor-Voting-Report.pdf

Even on key proposals (those with over 40% support from independent shareholders) Goldman’s support of only 22% falls a full 30 percentage points below its three-year average and 47 percentage points below its 2021 peak, according to Morningstar12. This drop in support is deeply concerning, as it indicates that the firm’s analysis of risks is increasingly diverging from that of most independent shareholders and merits a review.

4.	This misalignment between Goldman’s understanding of climate risk and its proxy voting record has and is likely to continue to invite regulatory and investor scrutiny.

In December 2022, the firm had to pay a fine to the SEC for greenwashing13; it was also called out in 2022 by Morningstar14 because its sustainable funds’ proxy voting support on key resolutions (those with over 40% support from independent shareholders) tracked behind that of the wider firm over the last three proxy years. These perceived misalignments with stated policies carry reputational risk. Furthermore, according to Morningstar15, GSAM reports its rationales for proxy voting decisions inconsistently, and outside of a few scattered topics such as board diversity, the firm lacks a clear policy for escalating unsuccessful company engagements.

5.	Failing to take action that could mitigate climate impacts is not in the best interests of diversified investors.

Climate change is a systemic risk with potentially far-reaching economic impacts. A 2021 study by insurer Swiss Re found that “[t]he world stands to lose close to 10% of total economic value by mid-century if climate change stays on the currently-anticipated trajectory, and the Paris Agreement and 2050 net-zero emissions targets are not met.” Transition risks also loom. One estimate pegged the proportion of pension and investment funds’ equity portfolios exposed to sectors that are likely to “face losses and become stranded in a disorderly transition” at 45-47%; another “calculate[d] that the long-term impact of climate change on the performance of a balanced portfolio in a no mitigation scenario (i.e. no special efforts are made to contain environmental challenges) is -30% in nominal terms.” A 2020 report from the U.S. Commodity Futures Trading Commission warned that “[a] world racked by frequent and devastating shocks from climate change cannot sustain the fundamental conditions supporting our financial system.”16

Returns to institutional investors with “highly-diversified and long-term portfolios that are representative of global capital markets,” which include many of Goldman’s clients, can be reduced when companies are permitted to externalize their costs onto other companies or investments in the portfolio because the performance of the market as a whole (beta), rather than any individual company’s performance (alpha), is responsible for the lion’s share of returns. Beta is influenced primarily by the performance of the economy itself over the long term. As well, the financial system on which such investors’ returns depend requires economic and social stability. Thus, it is in diversified investors’ interest to take steps to minimize damaging externalities such as greenhouse gas emissions. The Net-Zero Asset Owners Alliance has urged asset managers to “[f]ocus on addressing the systemic risk of climate change” and advocated that asset managers’ pursuit of alpha “should not be prioritised in a silo that ignores the potential impact of market beta on asset owner returns.” Supporting climate-related shareholder proposals is a low-cost way for BlackRock to make progress toward both of those objectives.

Goldman’s own research17 indicates that funds are finding it “increasingly difficult” to market products that are not registered as “ESG”, and this trend is likely to persist and strengthen. The proposed review would help the firm evaluate risks associated with misalignment and avoid unnecessary and costly scrutiny and reputational damage.

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12 https://assets.contentstack.io/v3/assets/blt4eb669caa7dc65b2/blt12154f70e591f33c/659f044c1f2d0ffa66ad063c/proxy-voting-insights-manager-voting-records-jan2024-FINAL_(002)_(1).pdf

13 https://www.ai-cio.com/news/goldman-sachs-agrees-to-pay-4-million-to-sec-for-esg-violations/

14 https://www.morningstar.com/sustainable-investing/how-did-top-us-asset-managers-vote-esg-shareholder-resolutions

15 https://assets.contentstack.io/v3/assets/blt4eb669caa7dc65b2/blt8f0bbd6cc5ab9f18/Asset_Manager_ECL_2023_Landscape.pdf

16 https://www.cftc.gov/sites/default/files/2020-09/9-9-20%20Report%20of%20the%20Subcommittee%20on%20Climate-Related%20Market%20Risk%20-%20Managing%20Climate%20Risk%20in%20the%20U.S.%20Financial%20System%20for%20posting.pdf, at 2

17 https://realassetinsight.com/2023/09/07/goldman-sachs-investors-are-switching-to-sustainable-funds/

CONCLUSION

Vote “For” this Shareholder Proposal Regarding Proxy Voting Alignment. Goldman lags behind dozens of asset managers by failing to align its proxy voting on environmental and social oversight with its understanding of environmental and social risk. We urge a “Yes” vote on this resolution.